UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 25, 2013
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Take your time and surf

VimpelCom to offer smart mobile web with Opera Web Pass

Barcelona, Spain — February 25, 2013: VimpelCom Ltd., a leading global provider of telecommunications services, will soon offer its subscribers around the world the most user-friendly, simple and efficient way of mobile surfing with Opera Web Pass, thereby strengthening VimpelCom’s existing partnership with Opera Software.

Opera Web Pass allows users to browse the mobile internet in a way that is tailored to their needs. With Opera Web Pass, mobile customers can easily buy time-based or content-based mobile data packages through a simple, one-click purchase, similar to how users buy apps today.

Opera and VimpelCom aim to make Opera Web Pass available across VimpelCom’s operator brands in 18 countries. By bringing this service to over 212 million subscribers, Opera Software and VimpelCom are taking another step in extending their cooperation.

“If our customers don’t have a data plan and want to experience the mobile internet while being in control of their costs, they will be able to choose browsing the full web for 1 hour, 1 day or they may just want to browse on Facebook for an hour on their mobile device,” says Mikhail Gerchuk, VimpelCom Chief Commercial and Strategy Officer. “Thanks to the Opera Web Pass innovation we will offer the most flexible, easy-to-understand and affordable mobile web-surfing options to our mobile customers.”

“If you think about the mobile web, it’s not megabytes you are looking for, but, rather, interesting content and enjoying your time online,” says Lars Boilesen, CEO, Opera Software. “Opera Web Pass brings the mobile web much closer to your needs, making it simpler and more accessible.”

For more information, visit www.opera.com/webpass/. Meet Opera and see the Opera Web Pass in action at the Mobile World Congress in Barcelona 2013, Hall 5, booth C90.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the timing and scope of VimpelCom’s rollout of Opera Web Pass and the continued partnership with Opera Software. These and other forward-looking statements are based on management’s best assessment of VimpelCom’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on VimpelCom. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual

Report on Form 20-F for the year ended December 31, 2011 and other public filings made by VimpelCom with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

About Opera Software ASA

The worldwide World Wide Web — any device, any platform, any bandwidth, absolutely anywhere in the world. Opera Software was founded in 1994, based on the idea that access to the web should be a universal right. 300 million people (and counting) use the Opera web browsers for computers, mobile phones, TVs and other connected devices. Opera also delivers tools, distribution, engagement, monetization and market insights to developers, publishers and brands around the world. We are passionate about breaking down barriers, so everyone can share in the power of the internet. Our vision of one web for all remains at the heart of what we do, because we believe that participation changes everything. Opera Software ASA is listed on the Oslo Stock Exchange under the ticker symbol OPERA. ‘Opera’, ‘Opera Software’, ‘Opera Mini’ and the ‘O’ logo are trademarks of Opera Software ASA. All other trademarks are the property of their respective owners. Learn more about Opera at www.opera.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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